April 4, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Vertical Health Solutions, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-176660

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), Vertical Health Solutions, Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above referenced registration statement on Form S-1 (the “Registration Statement”), together with all exhibits thereto, in accordance with and subject to Rule 477. No securities were sold pursuant to the Registration Statement.

The Registration Statement was filed over a year ago. The Registration Statement has not been updated since such filing. The market conditions are such that the offering of Registrant’s common stock will not be consummated. Therefore, the Company will not seek to have the Registration Statement declared effective and hereby requests that it should be withdrawn. The Registrant understands that the filing fee for the Registration Statement will not be returned to it. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

If you have any questions with respect to this request, please call Emilio Ragosa, Esq. of Morgan, Lewis & Bockius LLP, counsel to the Registrant, at (609) 919-6633.

Sincerely,

VERTICAL HEALTH SOLUTIONS, INC.

/s/ William T. Cavanaugh
William T. Cavanaugh President and Chief Executive Officer